TEVA RECEIVES CHMP POSITIVE OPINION FOR
DUORESP® SPIROMAX® FOR THE TREATMENT OF
PATIENTS DIAGNOSED WITH ASTHMA AND COPD IN EUROPE

Innovative new inhaler for asthma and COPD patients

Jerusalem, February 21, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion recommending marketing authorization for DuoResp® Spiromax® (budesonide & formoterol fumarate dihydrate) inhalation powder for the treatment of patients with asthma and chronic obstructive pulmonary disease (COPD) when a combination inhaled corticosteroid and long-acting beta2-adrenoceptor agonist is appropriate. This CHMP decision creates a path forward for a final approval decision from the European Commission that is expected in the next few months.

DuoResp® Spiromax® is a new multi-dose dry-powder inhaler with a combination of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a rapid-acting and long-lasting beta2 agonist for the relief of bronchoconstriction in asthma and COPD. The Spiromax® inhaler uses unique breath-actuated technology to deliver a consistent dose of the medicines from the first dose to the last.

DuoResp® Spiromax® was developed to improve ease of use and provide consistent delivery of medicine to patients. Many patients with asthma and COPD are under-treated as a consequence of poor inhaler technique. This leads to unnecessary burden in the form of additional clinic visits and need for emergency care. DuoResp® Spiromax® will enter the ICS/LABA fixed combination inhaled market segment that has total product sales of $13.9B USD worldwide, and $4.4B USD within Europe.

“We have planned for strong growth in Respiratory,” said Michael Hayden, President, Global R&D and Chief Scientific Officer, “The Spiromax® inhaler is an important addition to our Respiratory portfolio and supports our strategy to become a leading presence in Respiratory with a robust and differentiated pipeline, projected to be a multi-billion dollar franchise by the end of the decade.”

In addition to the European application, applications will be made in a number of major countries worldwide.

“The Committee’s favorable view of the registration dossier for DuoResp® Spiromax® marks an important step in Teva’s journey to deliver a valuable new treatment option for the treatment of patients with asthma and COPD,” said Rob Koremans, M.D., President and CEO, Teva Global Specialty Medicines. “We look forward to receiving the final decision from the European Commission.”

Two late stage trials in patients with persistent asthma are currently ongoing to compare the benefits of DuoResp® Spiromax® vs Budesonide/Formoterol Multi-dose Dry Powder Inhaler. Both studies are expected to report in 2014 but are not required to be completed to gain final approval from the European Commission.

COPD affects 23 million people in Europe resulting in 1.1million hospital admissions annually (estimated indirect and direct cost, €48.4bn.)

ASTHMA: 30 million people across Europe are living with asthma with an estimated 82,000 hospital admissions each year costing some €33.9bn.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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